

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2010

Via U.S. Mail

Robert M. Le Blanc
Director
Onex Rescare Acquisition, LLC
712 Fifth Avenue, 40th Floor
New York, NY 10019

> **Re:** **Res-Care, Inc.**
> **Schedule TO-T/13E-3**
> **Filed on October 7, 2010**
> **Amendment No. 1 to Schedule TO-T/13E-3**
> **Filed on October 13, 2010**
> **Filed by Onex Rescare Acquisition, LLC et al.**
> **File No. 005-49827**

Dear Mr. Le Blanc:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T/13E-3

General

1. Given the affiliation of the following entities with Onex Rescare Acquisition, LLC and Res-Care, Inc., it appears that they should each be named as filing persons on Schedule 13E-3: Onex Corporation, Onex American Holdings GP LLC, Onex Partners GP LP, Onex Partners III GP LP, and Onex Partners GP Inc. Please include these entities

as filing persons, or provide us with your analysis as to why this is not necessary. Please see Question 101.02 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations.

2.   Each filing person added pursuant to the prior comment must individually comply with the filing, dissemination and disclosure requirements of the schedule. Therefore, you will need to revise the disclosure to include all of the information required by the schedule and its instructions for all filing persons. This includes, but is not limited to, the fairness determination required by Item 1014(a) of Regulation M-A; the purposes for, alternatives considered to, and reasons for undertaking the going private transaction; and interests in securities of the subject company, including securities transactions during the past 60 days. This would also include the information set forth on Schedules A and C. See Question and Answer No. 5 of SEC Release No. 34-17719 (April 13, 1981).

3.   Please revise to include Onex Corporation as a co-bidder, or advise us. Please refer to section II.D.2. of the Division's Current Issues and Rulemaking Projects Outline (November 14, 2000).

Offer to Purchase for Cash

Summary Term Sheet, page 1

4.   You state that the purchaser and its affiliates own approximately 12.6% of the outstanding shares. Please revise to state that you own 24.9%.

Background, page 8

5.   On page 10, you refer to the termination of rollover commitment letters, but you have not described the circumstances under which the letters were executed in the first instance. Please revise your disclosure.

6.   Please briefly disclose the proposals and counterproposals made by the parties on August 27, August 28, September 3 and September 5.

7.   On page 12, you disclose that Onex became aware of an offer at a higher price by Company A. Please disclose that price.

Purpose of and Reasons for the Offer…, page 13

8.   State the reasons for undertaking the transaction at this time. The disclosed reasons do not appear to address the timing of the transaction. See Item 1013(c) of Regulation M-A.

Position of Onex Investors Regarding Fairness of the Offer and the Share Exchange, page 14

9.   Please ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for each party's fairness determination. A listing of the factors considered by the filing persons, without a discussion of how the factors relate to the determination that the transaction is fair to the unaffiliated stockholders, is not responsive to the requirements of Item 1014(b) of Regulation M-A.

10.   Please provide the information regarding the affiliates' interest in net book value and net earnings of the subject company. See Instruction 3 to Item 1013 of Regulation M-A.

11.   Please clarify your disclosure as to why the Onex Investors did not consider net book value to be a useful indicator of Target's value. The mere fact that net book value is "an accounting concept" or "indicative of historical costs" does not preclude the analysis.

12.   You state that you did not consider the liquidation value of Target, because you have no plans to liquidate target. However, this is a method of valuation which may be relevant, regardless of your intent or ability to effect it. See Instruction 2 to Item 1014 of Regulation M-A. Please revise.

The Share Exchange Agreement, page 17

13.   We note your statements that the Share Exchange Agreement and the description of that agreement are not intended to modify or supplement any factual disclosures about Target in public reports filed with the Commission and are not intended to be, and should not be relied upon as, disclosures regarding facts and circumstances relating to Target. The Share Exchange Agreement was filed as an exhibit to a publicly filed document. Please revise to remove the implication that the agreement and summary do not constitute public disclosure.

Related Party Transactions, page 30

14.   Regarding the Rollover Investors, please disclose each Rollover Investor's share ownership before and after the Share Exchange Agreement is consummated. Disclose whether the "other members of management" who will be permitted to roll over shares includes directors.

Terms of the Offer, page 31

15.   We note that the purchaser reserves the right to transfer or assign the right to purchase the shares tendered in the offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this

offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Acceptance for Payment and Payment for Shares, page 33

16.   We note the disclosure indicating that you will pay for shares validly tendered, and return any Shares not accepted for payment, "as soon as practicable" and "as promptly as practicable," respectively, after expiration of the offer. Rule 14e-1(c) requires that you take such actions "promptly" upon expiration or termination of the offer. Please revise here and throughout the document, as necessary.

Source and Amount of Funds, page 45

17.   We note that you may obtain the funds to purchase shares through borrowing(s) from third parties. Please provide the information required by Items 1007 and 1016(b) of Regulation M-A with respect to such borrowings, or confirm that you will amend your tender offer materials to do so once you have finally determined your source of funds for this transaction.

Conditions to the Offer, page 46

18.   Please clarify that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. We note in particular language appearing in the final paragraph of this section and on page 11 of the Letter of Transmittal.

19.   In clause (ii) of the first paragraph of this section, please definitively identify which third party consents are conditions to the offer.

20.   You state that offer conditions may be asserted by the purchaser regardless of the circumstances giving rise to any such condition, including actions or inactions by the purchaser. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to eliminate any implication that offer conditions are within the control of the offeror.

Schedule A

21.   Please provide the information on this schedule for all filing persons.

22.   Please list the starting and ending dates for all employment during the past five years. See Item 1003(c)(2). Please also provide all other information set forth in Item 1003(c)(2).

23.   Please provide disclosure for all directors and executive officers of Purchaser, or confirm that Mr. Le Blanc is the only such person.

<u>Schedule B</u>

24.   Please disclose share ownership figures on this schedule, in order to enable investors to fully understand your organizational structure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: <u>Via facsimile: (212) 836-8211</u>
        Joel I. Greenberg, Esq.
        Kaye Scholer LLP